Exhibit 21.1
Immunocore Holdings plc*
List of Subsidiaries

Subsidiary	Jurisdiction

Immunocore Limited	England and Wales

Immunocore Nominees Limited	England and Wales

Immunocore Ireland Limited	Republic of Ireland

Immunocore, LLC	Delaware

Immunocore Commercial LLC	Delaware

*Following the completion of the corporate reorganization described in the prospectus that forms a part of the registration statement to which this list of subsidiaries is an exhibit.